UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRB Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 West Randol Mill Road
(No. and Street)

Arlington	Texas	76012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald R. Baker — 817-861-7099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek Patyk & Company, L.L.P
(Name – *if individual, state last, first, middle name*)

2170 West Interstate 20	Arlington	Texas	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerald R. Baker _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRB Financial, LLC _____, as of December 31, _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



LESLI J MCKEE
Notary ID #10849086
My Commission Expires
May 5, 2021

_____
Signature

President
_____
Title

Leslie J. McKee
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- X (o) Independent Accountant's Report on Applying Agree-upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- X (p) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)4.
- X (q) Independent Accountant's Report on Exemption Report
- X (r) Exemption Report

**For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

GRB FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm..... 1

Statement of Financial Condition............................ 3

Statement of Income.. 4

Statement of Members' Equity............................... 5

Statement of Cash Flows.................................... 6

Notes to Financial Statements.............................. 7

Supplementary Information Required by SEC Rule 17a-5:

Schedule I.. 10

Independent Accountant's Report on Applying Agreed-Upon
    Procedures Related to an Entity's SIPC Assessment
    Reconciliation   11

Schedule of Assessment and Payment to the Securities
    Investor Protection Corporation (SIPC) Under
    Rule 17a-5(e)(4) of the Securities and Exchange Commission   13

Independent Accountant's Review Report on Exemption Report   14

Exemption Report   15

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GRB Financial, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRB Financial, LLC (the Company) as of December 31, 2018, and the related statements of income, members' equity, and cash flows for the year then ended, and the related notes(collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the GRB Financial LLC's management. Our responsibility is to express an opinion on GRB Financial LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and we are required to be independent with respect to GRB Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I Computation of Net Capital Under SEC Rule 15c 3-1 (Schedules II, III and IV are not applicable) has been subjected to audit procedures performed in conjunction with the audit of GRB Financial, LLC's financial statements. The supplemental information is the responsibility of GRB Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, Schedule I Computation of Net Capital Under SEC Rule 15c 3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rhodes Osiek Patyk & Company

We have served as the Company's auditor since 2004.

Arlington, Texas
February 20, 2019

GRB FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:

Cash	$	78,511
Receivable from dealers		3,773
Total current assets		82,284
PROPERTY AND EQUIPMENT, AT COST:		
Net of depreciation (Note 2)		0
Total Assets	$	82,284

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	0
Total current liabilities		0

MEMBERS' EQUITY

Member units, no par value, 100 units Authorized issued and outstanding	30,004
Retained earnings	52,280
Total members' equity	82,284
Total Liabilities and Members' Equity $	82,284

The accompanying notes are an integral part
of these financial statements.

GRB FINANCIAL, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:

Commissions income	$	107,475
Total revenues		107,475

EXPENSES:

Commissions		50,408
License and permits		4,245
Insurance		1,701
General and administrative		8,077
Total expenses		64,431
NET INCOME	$	43,044

The accompanying notes are an integral part
of these financial statements

-4-

GRB FINANCIAL, LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Member Units Units	Member Units Amount	Retained Earnings
BALANCE, December 31, 2017	100	$ 30,004	$ 9,236
Net Income	-	-	43,044
BALANCE, December 31, 2018	100	$ 30,004	$ 52,280

The accompanying notes are an integral part
of these financial statements

-5-

GRB FINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	43,044
Adjustment to reconcile net income to net cash provided (used) by operating activities		
Decrease in receivable from dealers		1,952
NET CASH PROVIDED FROM OPERATING ACTIVITIES		44,996
CASH FLOWS FROM FINANCING ACTIVITIES:		
NET CASH PROVIDED FROM FINANCING ACTIVITIES		0
CASH FLOWS FROM INVESTING ACTIVITIES:		
Reduction in investments		
NET CASH PROVIDED FROM INVESTING ACTIVITIES		0
NET INCREASE IN CASH AND CASH EQUIVALENTS		44,996
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		33,515
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	78,511

The accompanying notes are an integral part
of these financial statements

-6-

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

GRB Financial, LLC (the Company) was formed on October 1, 2003 as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company operates as an independent broker-dealer of various investment securities and began operations January 1, 2004. No member of the limited liability company will be liable for the debts, obligations, or liabilities of the Company.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost and consist of data processing equipment and office furniture and equipment. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs –

Advertising costs are expensed as incurred.

Investments –

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences –

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2)   PROPERTY AND EQUIPMENT:

During 2018, the company owned no property and equipment in its name. All of the equipment is owned by the owner in another entity.

(3)   NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to Sterne Agee & Leach Securities, Inc. and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2018, the Company has net capital of $79,354, which is in excess of its required net capital.

(4)   RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Baker Financial Services, an affiliated company, owned 90% by the majority unit-holder. This agreement makes available certain facilities and provides for performance of certain services for the Company. These services and facilities are provided without cost to the Company.

(5)   FOCUS REPORT PART II DIFFERENCE:

Differences between the accompanying financial statements and the Company's December 31, 2018, Focus Report Part II are as follows:

	Per Accompanying Financial Statement	Per Focus	Difference
Cash	$ 78,511	$ 80,390	$ (1,879)
Receivable from dealers	3,773	0	3,773
Property and equipment	0	0	0
Accounts payable, accrued liabilities, expenses and other payables	0	0	0
Members' equity	82,284	80,390	(1,894)
			$ 0

(6)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2018 through February 20, 2019, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

GRB FINANCIAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

SCHEDULE I

NET CAPITAL

TOTAL MEMBERS' EQUITY	$	82,284
DEDUCTIONS		(2,930)
NET CAPITAL BEFORE HAIRCUTS		79,354
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES		(0)
NET CAPITAL	$	79,354

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	0
TOTAL AGGREGATE INDEBTEDNESS	$	0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness		0
or		
Minimum Dollar Net Capital	$	5,000
Minimum Net Capital Required	$	5,000

Ratio:
  Aggregate Indebtedness to Net Capital .... .0 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
    Part II of Form X-17a-5 as of December 31, 2018)

Net Capital as Reported in Company's Part II Focus Report	$	80,390
Adjustments		(1,036)
Net Capital Per Above	$	79,354

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

Independent Registered Public Accounting Firm's Report
on Exemption Report

To the Members of GRB Financial, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) GRB Financial, LLC identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which GRB Financial, LLC claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(i) and 2) GRB Financial, LLC stated that GRB Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GRB Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRB Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas
February 20, 2019

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on GRB Financial, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of GRB Financial, LLC. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Osiek Patyk & Company

Arlington, Texas
February 20, 2019

GRB FINANCIAL, LLC

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

GENERAL ASSESSMENT	$	32
LESS OVERPAYMENT FROM 2018		(100)
ASSESSMENT BALANCE DUE (OVERPAID)		(68)
TOTAL ASSESSMENT BALANCE OR (OVERPAYMENT CARRIED FORWARD)	$	(68)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

		12/31/18
TOTAL REVENUE FOCUS PART IIA LINE 9	$	107,475
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	86,014
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other revenue not related either directly or indirectly to the securities business	0

TOTAL DEDUCTIONS		86,014
SIPC NET OPERATING REVENUE	$	21,461
GENERAL ASSESSMENT @ .0015	$	32

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

Independent Registered Public Accounting Firm's Report
on Exemption Report

To the Members of GRB Financial, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) GRB Financial, LLC identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which GRB Financial, LLC claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(i) and 2) GRB Financial, LLC stated that GRB Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GRB Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRB Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas
February 20, 2019

GRB FINANCIAL LLC
Financial Advisors

1415 W. Randol Mill Road
Post Office Box 120427
Arlington, TX 76012

GRB Financial LLC

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2018

GRB Financial LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C. F. R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies.
In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3 (k) (2) (i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k) (2) (i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2018 without exception.

GRB Financial LLC

I, Chad McMillan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] Title: CCO / FINOP
Date: 2/20/19

Securities Offered Through
GRB Financial, LLC.
1415 West Randol Mill Rd. Arlington, TX 76012
Member FINRA-SIPC